

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 26, 2010

Via U.S. Mail and Facsimile at 770-956-2207

Thomas C. Gallagher
Chairman, President and Chief Executive Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, GA 30339

Re: **Genuine Parts Company**
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-05690
Definitive Proxy Statement on Schedule 14A
Filed February 26, 2010
File No. 001-05690

Dear Mr. Gallagher:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Item 11. Executive Compensation, page 26

1. In future filings, please revise this section to include the information under the heading "Compensation of Directors" in the proxy statement or please advise.

Signatures

2. Please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer so that they sign the Form 10-K not only on behalf the registrant but also in their individual capacities. Refer to General Instructions D(2)(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

General

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 12
Determination of Appropriate Pay Levels; Pay Philosophy and Competitive Standing, page 15

4. We note the first sentence of this section which states that you target your pay "at or under the 50th percentile relative to a peer group for total direct compensation opportunities, including salary, target annual bonus, and long-term incentives." This sentence along with the discussions in this section and the 2009 Base Salary and 2009 Annual Incentive Plan sections appear to contrast with the last sentence of the second paragraph of this section which states that you did not use any information "to benchmark our targeted pay at the desired range relative to our peers." Please advise.

2009 Annual Incentive Plan, page 15

5. We note your disclosure that the annual bonus opportunity was based on the pre-tax profit performance goal of the Company. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director